SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

--------------------------------------------------------------------------------


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant To Section 12(b) or (g) of the Securities Exchange Act of 1934

--------------------------------------------------------------------------------


                              Solar Energy Limited

                         (formerly Salvage World, Inc. )
                      (originally Taurus Enterprises, Inc.)

--------------------------------------------------------------------------------

         Delaware                                       76-0418364
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)


112 C Longview Drive, Los Alamos, New Mexico               87544
(Address of principal executive offices)                 (Zip Code)


Registrant's telephone number, including area code:       (604) 257-3602


The following Securities are to be registered pursuant to Section 12(g)/12(b) of the Act:

                       Class-A Common Voting Equity Stock

                    11,903,911 Shares Issued and Outstanding



     The EXHIBIT INDEX is located at page 12 of this Registration Statement

--------------------------------------------------------------------------------
                                     PART I
--------------------------------------------------------------------------------

                        Item 1. Description of Business.

      (a) Organization and History. Solar Energy Limited (the "Issuer") was first incorporated in Delaware as Taurus Enterprises, Inc. on January 5, 1994, and re-incorporated in Nevada on August 20, 1996 as Salvage World, Inc. On
August 20, 1996. Taurus made its original issuance of 25,000,000 share to founders in 1994, pursuant to ss.4(2) of the Securities Act of 1933. During 1996, Salvage placed an additional 451,250 shares, pursuant to Regulation D, Rule 504, resulting in the a total of 25,451,250 shares then issued and outstanding. On December 17, 1997, the Shareholders approved a proposal to Reverse Split the Common Stock of the Corporation 20 to 1; with the provision that no Shareholder owning 100 shares or more shall be reversed or reduced below 100 Shares. The 25,451,260 shares were reduced to 1,272,562, and the adjustment for small shareholders was 5,949 shares, for a total post-reverse of 1,278,511. Also on December 17, 1997, shareholders approved, and Management effected a Plan of Reorganization and Merger of Salvage World, Inc. into Solar Energy Limited, a private Delaware Corporation, the effect of which merger changed the name of this Corporation, move its place of incorporation from Nevada to Delaware and involved the acquisition of Hydro-Air Technologies, Inc. ("HAT") to become a wholly-owned subsidiary of this Issuer, Solar Energy Limited.

      Also on December 17, 1997, shareholders approved the placement of up to 10,000,000 additional shares of common stock, at $0.10, pursuant to Regulation D, Rule 504 and/or 505, but limited to offers and sales to non-U.S. Residents. A total of 9,800,000 shares were placed pursuant to Rule 504. A further total of 125,000 shares were placed pursuant to Rule 505. The Offering closed on or about November 10, 1998. The Shareholders also approved a formula for the acquisition of Hydro-Air Technologies, Inc. ("HAT"), for stock equal to 40% of the total issued and outstanding of the company, on a fully diluted basis (following the 20 to 1 Reverse Split, and the proposed issuance of such of the additional 10,000,000 Regulation D shares as might have been placed). The issuance to HAT is to proceed in phases. The first phase issuance of 170,400 was made about April 15, 1998. The second phase issuance of 530,000 shares was made on October 23, 1998. The resulting total issued and outstanding 11,903,911 is further illustrated in the following table:

=========================================================================================================
          Series #                         Tuaris                      Salvage             Solar Energy
                                        Issuances                     (20 to 1)
---------------------------------------------------------------------------------------------------------
           1ss.4(2)                     25,000,000                    1,250,000
---------------------------------------------------------------------------------------------------------
           2ss.504                         451,260                       22,562
---------------------------------------------------------------------------------------------------------
          Subtotal                      25,451,260                    1,272,562
---------------------------------------------------------------------------------------------------------
       Adjustment (1)                                                    5,949
---------------------------------------------------------------------------------------------------------
          Subtotal                                                       5,949
---------------------------------------------------------------------------------------------------------
        Interim Total                                                1,278,511                 1,278,511
---------------------------------------------------------------------------------------------------------
           3ss.504                                                                             9,800,000
---------------------------------------------------------------------------------------------------------
           4ss.505                                                                               125,000
---------------------------------------------------------------------------------------------------------
           5ss.4(2)                                                                              700,400
---------------------------------------------------------------------------------------------------------
        Total Issued                                                                          11,903,911
=========================================================================================================

      Hydro-Air Technologies, Inc. (the Issuer's wholly-owned subsidiary) is a development stage company, founded by Dr. Melvin L. Prueitt, David Jones, Stanley Prueitt and Leslie Speir, which company has developed certain intellectual property rights with which they intend to generate commercially viable electrical power using the energy of vaporization. The intellectual property rights are called Hydro-Air Renewable Power System ("HARPS") and include two U.S. Patents, one granted on September 3, 1996 (number 5,551,238)and a second granted on July 28, 1998 (number 5784886). Management of the Issuer regards this acquisition HAT as an investment by this Issuer in future growth of demand for HARPS.

      (b) Business of the Issuer. Solar Energy Limited is a public U.S. company listed on the OTC Electronic Bulletin Board ("OTCBB") whose ticker symbol is "XSEL". The Company's thrust is to explore and/or develop alternative energy systems that are environmentally friendly in addition to being economically viable and competitive. It is estimated that the world needs 50% more electrical power in the next 25 years. It is calculated that, at the current use, there are 44 years of oil, 57 years of gas, 91 years of uranium and 564 years of coal left. What is an alternative? Solar power in several forms. The sun discharges on the earth enough energy each day to fill our global total energy requirements for many years. We only need to tap a small portion of the sunlight. At the same time the globe's second major problem, lack of water, could also be solved (it is mainly a lack of inexpensive power to fuel desalination plants).

Projects

      1. HARPS. As a first project, XSEL purchased 100% of a private company located in Los Alamos, New Mexico. This operating company, Hydro-Air Technologies, Inc. ("HAT") has as its main assets certain technology, patents, and intellectual property rights to devices the concept produces electricity using the energy of evaporation. One quart of water has about one-twentieth the energy of a quart of gasoline. The process derived from this technology, called Hydro Air Renewable Power Systems ("HARPS"), is an efficient and environmentally friendly energy source. It uses only dry air and water (either fresh, ocean, or waste water) to produce electricity--while at the same time cleaning the air! Initial computer driven studies indicate that electricity could be produced at one-third the current cost of electricity generated by nuclear or fossil fuel plants. A working prototype is being built in Los Alamos and is scheduled to be ready in December 1998. The HARPS units can be small enough for a house or large enough to service a state. In theory, on a few hundred acres of land on the Baja, California coast, enough electricity could be produced to service the needs of Canada, the U.S. and Mexico. HAT was founded by and is headed by Dr. Melvin Prueitt, a world renowned research scientist, author of three books and more than thirty publications. One of his many achievements is that he was the first to determine the temperature of a lightning bolt. He holds twelve patents and is listed in Who's Who in America Index, Men of Achievement and Who's Who in the West. Most of the team Dr. Prueitt assembled to assist in the project come from the Los Alamos National Laboratory facilities, the world renowned research center managed by the University of California for the Department of Energy of the U.S. government.

      2. ACES - HAT has recently acquired the rights of a second project called Air Conditioner Energy System ("ACES"). This project is just underway and is similar in theory to HARPS. The difference is that the ACES units are primarily for single family residences. They are small, self-contained roof mounted units that produce electricity with a unique bi-product - cold air. That is, they provide electricity 24 hours a day whilst air conditioning your house - for free! The theory also relies on using the energy of vaporization but is simpler than the HARPS. Excess power can be sold to the utility company. Again, a model/prototype is to be built with the same team from HAT and is scheduled to be completed in 8 months.

      3. Contract Pending - The Company has entered into a contract to produce a prototype for another unique valuable energy system. Further information respecting this program will be release when current confidentiality agreement restrictions are satisfied or waived.

      4. Photovoltaics - Much work, time and research dollars are being spent globally on this concept which is the direct production of electricity by light passing through a photovoltaic medium. XSEL has already spent some time and funds on this concept but the field is currently flooded with hundreds of companies exploring this potential. For now XSEL is focusing on investigating various new photovoltaic materials that are both economical and have higher efficiencies than those now readily available.

      5. Desalination Plants - The main problem of desalination plants is that the energy required per ton of water produced is quite high. A project that XSEL will be pursuing is to couple one of XSEL's HARPS units to an efficient osmosis desalination plant.

Cash Flow. In all of XSEL's projects, the concept is to produce a working model/prototype that can be tested as to efficiency, cost of product, etc. The decision whether to produce the units directly (HARPS, ACES, etc.) or whether to license other companies the right to manufacture and distribute the unit is yet to be decided. More likely, it will be a combination of some company owned plants combined with territorial licenses to other qualified manufacturers. The market for HARPS and ACES units is enormous but it should be emphasized that the HARPS and ACES concepts work best in global areas with low humidity and dry air. Theoretically all of North America could be served as well as parts of China, Australia, much of Africa, NW India, the Middle East and various other parts of the world. The amount of units to be sold will be dependant on the ability of the Company to raise sufficient working capital for its own manufacturing plants and the ability of the Company to franchise or license other facilities globally. It follows that the ability of the Company to raise funds will be dependent on the performance of the prototypes currently in development and production.

       Item 2. Management's Discussion and Analysis or Plan of Operation.

      This Issuer has had no revenues since inception. In December of 1997 the "Issuer Company" merged with and became Solar Energy Limited and acquired the "Operating Company" Hydro-Air Technologies, Inc. (the Issuer's wholly-owned subsidiary). The Issuer's business consists entirely of the activities of HAT: research and development of working prototypes of the projects identified in the Description of Business hereto fore. HAT's development team has made substantial progress in proving the viability of the scientific and chemical processes which underlie the HYDRO AIR RENEWABLE POWER SYSTEMS (HARPS), an efficient and environmentally friendly energy source. It uses only dry air and water (either fresh, ocean, or waste water) to produce electricity--while at the same time cleaning the air! Initial computer driven studies indicate that electricity could be produced at one-third the current cost of electricity generated by nuclear, or fossil fuel plants. Currently a working prototype is being built in Los Alamos. Additional development is necessary to move from the prototype stage (which demonstrates that the system works) to the production and packaging of a commercial product for sale. Preliminary work is proceeding on other projects mentioned heretofore.

      The Issuer is sufficiently liquid and funded with sufficient capital resources for the next twelve months. It has no plans for significant sales during the next twelve months. Expansion of its present office and lab is under consideration, and the operating subsidiary is likely to employ more laboratory assistants in the near future to assist Dr. Prueitt and his consulting staff in speeding up the development process, and purchases of additional laboratory equipment is also likely. While no guarantee can be given as to when the company's operations will achieve substantial profitability, a reasonable estimate is believed to be one to two years of transition from its development stage to a true operational stage with sales and distribution.

                        Item 3. Description of Property.

      The Company's principal offices are located at 112 C Longview Drive, Los Alamos, New Mexico, 87544. The facilities consist of a leased plant and building of about 3,400 square feet, including offices and laboratory facilities in which prototype development is on-going. The lease payments are $2,300 per month, in addition to normal utilities. These headquarters of the Operating Subsidiary are located minutes away for the prestigious Los Alamos National Laboratory.


     Item 4. Security Ownership of Certain Beneficial Owners and Management.

      To the best of Issuer's knowledge and belief the following disclosure presents, as of the date of this Report, December 15, 1998, the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Issuer, known to or discoverable by Issuer, and the total security ownership of all persons, entities and groups, known to or discoverable by Issuer, to be the beneficial owner or owners of more than five percent of any voting class of Issuer's stock. More than one person, entity or group could be beneficially interested in the same securities, so that the total of all percentages may accordingly exceed one hundred percent. Issuer has only one class of stock, issued and outstanding, namely Common Voting Equity Shares.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK
                          PLEASE SEE TABLE ON NEXT PAGE

================================================================================================================================
           Name and Address of Beneficial Owner             Share                           Share
                                                           Ownership          %             Attribution         %
--------------------------------------------------------------------------------------------------------------------------------
Dr. Melvin L. Prueitt (1)                                  67,239             0.56          540,709             4.54
146A Estagate Drive
Los Alamos, New Mexico, 87544          Chairman/Director
--------------------------------------------------------------------------------------------------------------------------------
Joel S. Dumaresq                                           20,000             0.17
1177 West Hastings
Vancouver BC V6E 2K3                  President/Director
--------------------------------------------------------------------------------------------------------------------------------
Norman Wareham              Secretary-Treasurer/Director      -0-             0.00
1177 West Hastings
Vancouver BC V6E 2K3
--------------------------------------------------------------------------------------------------------------------------------
David M. Jones (1)                                         33,619             0.28          540,709             4.54
146A Estagate Drive
Los Alamos, New Mexico, 87544                   Director
--------------------------------------------------------------------------------------------------------------------------------
Leslie Speir (1)                                           33,619             0.28          540,709             4.54
1177 West Hastings
Vancouver BC V6E 2K3                 Director Subsidiary
--------------------------------------------------------------------------------------------------------------------------------
Stanley Prueitt (1)                                        33,619             0.28          540,709             4.54
1177 West Hastings
Vancouver BC V6E 2K3                 Director Subsidiary
================================================================================================================================
Officers and Directors as a Group                         188,096             1.58
================================================================================================================================
--------------------------------------------------------------------------------------------------------------------------------
Hydro-Air Founders (1)                                     90,653             0.76          540,709             4.54
1177 West Hastings
Vancouver BC V6E 2K3
--------------------------------------------------------------------------------------------------------------------------------
Diane Poole (2)                                           100,000             0.84          940,000             7.90
1177 West Hastings
Vancouver BC V6E 2K3
--------------------------------------------------------------------------------------------------------------------------------
Baycove Investments, Ltd. (2)                             490,000             4.12          940,000             7.90
1177 West Hastings
Vancouver BC V6E 2K3
--------------------------------------------------------------------------------------------------------------------------------
Baycove Capital Crop. (2)                                 350,000             2.94          940,000             7.90
1177 West Hastings
Vancouver BC V6E 2K3
================================================================================================================================
Total Shares Issued and Outstanding                    11,903,963           100.00       11,903,963           100.00
================================================================================================================================

(1) The Founders of HAT are the interested persons in the Hydro-Air Founders. In addition to displaying the actual shares of each, the total of all is shown as attributed to each.

(2) Rene Poole is a Director of the two Baycove entities. Diane Poole is Rene Poole's daughter. These shareholders report that they are a single group of related shareholders.

      Changes in Control. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of Registrant.

      Item 5. Directors, Executive Officers, Promoters and Control Persons.

      The following information is provided concerning the Management of Issuer, including all current directors and officers, and positions with the Company. All directors were elected at the last meeting of shareholders on August 7, 1998, and will hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The officers are elected by the Board of Directors at the first meeting after each annual meeting of shareholders and hold office until their successors are elected. The date of the next annual meeting of the Company has not yet been set.

      (1) Management. The management of the Company is presently provided on a day-to-day basis by personnel of the Company. The overall management of the Company is presently under the direction and control of its officers and directors.

      The Board of Directors of this Company, Solar Energy Limited, consists of, Joel S. Dumaresq, Norman Wareham, Dr. Prueitt and David Jones.

      The Board of Directors of the subsidiary, Hydro-Air Technologies, Inc., consists of Dr. Prueitt and David Jones, Leslie Speir, and Stanley Prueitt.

      Dr. Melvin L. Prueitt, is the Chairman of the Board of Directors of the Company and President of the Company's wholly-owned subsidiary, Hydro-Air Technologies, Inc. Dr. Prueitt received his B.S. from the Brigham Young University, his M.S. from the University of Arizona and his Ph.D. from the University of New Mexico, all in physics. Following his graduation from the University of Arizona, Dr. Prueitt joined the Los Alamos National Laboratory where he remained until 1993. He has developed a method which combines dry air and water under controlled conditions to release the energy of vaporization of water. This method called HARPS (Hydro-Air Renewable Power System), uses the energy developed thereby to drive a turbine and generator for the production of electric power. HARPS produces no atmospheric pollutants, and, since it produces large quantities of air, it can be used to clean particulates and some noxious gases from polluted air by adding a wet scrubber to the exhaust air. Unlike nuclear plants, it produces no radioactive materials that must be disposed of, unlike coal-fired plants it requires no land-scarring strip mining, and unlike oil-fired plants it does not contribute to the imbalance of foreign trade. Dr. Prueitt, who holds 12 U.S. patents, was the first to determine the temperature of lighting strikes. A prolific research scientist and writer, he has authored three books and has been published in over 30 publications. He is listed in Who's Who in the West, Who's Who in America Index, Men of Achievement, Dictionary of International Biography and Contemporary Authors.

      Joel S. Dumaresq, is the Company's President. He is also CFO of Nifco Synergy, Inc. developing financial controls and systems for Expert Software Developer with operations in Canada, the United States and Mexico, and was instrumental in securing $27 million Class 12 Software financing for the company. Mr. Dumaresq was President of Westair Aviation, Inc., responsible for re-organizing and re-financing this air ambulance company. His experience with corporate finance, institutional equity sales and investment brokerage spans the past decade.

      Norman Wareham is the Company's Secretary-Treasurer, and Chief Financial Officer. He has a comprehensive background in implementing information systems for public and private companies, with particular expertise in financial management and tax planning. He was president of Global Financial Corporation in the British West Indies, and has been a public accountant for 25 years, owning two accounting firms. Mr. Wareham is currently on the board of directors and is chief financial officer for several public companies, including the ZMAX

Corporation, and Cybernet Internet Services International, Inc. He is also president of Wareham Management Ltd., a private company engaged in management consulting for public and private companies.

      David Jones brings to the Company 17 years of business experience resulting from starting and developing Jomar Systems, Inc., which specialized in the design and manufacture of nuclear assay equipment, and 32 years of systems development experience involving electronic circuit design, mechanical apparatus design, application software and firmware design, manufacturing and integration. In addition to publishing several articles on nuclear instrumentation and methods, Mr. Jones holds a patent for "Method & Apparatus for Controlling Multiple Motors". In 1992, David F. Jones was awarded the "Excellence in Enterprise" award by the Los Alamos Economic Development Corporation, the Los Alamos National Bank and the Los Alamos National Laboratory.

      Leslie Speir brings to the Company solid technical experience in systems design, and in heading up mechanical design teams. He is presently Senior
Designer for the Process Equipment Section, Merrick and Company, having participated in the Cold Vacuum Drying Facility for the DOE Richland Operations Office, and he designed equipment for the Pit-9 Waste Reclamation Characterization Facility. He enriches the Company with specialized knowledge and experience in construction, operation and maintenance of electro-mechanical and hydraulic systems, refrigeration equipment, gas chromatographs, ultra high vacuum systems, and mass pectrometer leak detectors, as well as engineering stress and dynamic drive train and basic nuclear physics calculations and radiation exposure computations, heat flow calculations and operation and maintenance of nuclear reactors including pressurized water sodium cooled and gas cooled variation. He is also trained and experienced in health physics surveying techniques and radiological hazards control.

      Stanley Prueitt brings the Company a range of business, management and personnel skills along with solid experience in project controls and coordination. His executive experience includes marketing, franchising, news director, and business start-up, and the organization of public companies. He speaks, reads and writes Scandinavian languages and is an experienced motivational speaker and conductor of public seminars, a very active member of the New Mexico Mounted Patrol.

                         Item 6. Executive Compensation.

      (1) Executive Compensation. The Officers and Directors of the Issuer Company serve without compensation at this time. No plan of compensation has been adopted or is under consideration at this time. None of the Directors currently receives, or has ever received, any salary from the Company in their capacities as such, and none are expected to be compensated in their capacities as such. No officers are expected to receive any compensation for their services. No officers or directors are under an employment contract with the Company. Each Officer presently devotes an insubstantial amount of time to the affairs of the Company. The Company has no retirement, pension, profit sharing, or insurance or medical reimbursement plans.

      The Officers and Directors of the Operating subsidiary are compensated for their time on an hourly wage basis. The only full-time person is Dr. Prueitt, whose compensation is set at $35.00 per hour. Compensation is not specifically for duties as Officers and Directors as such, but generally for participation in all their activities of the Operating Subsidiary.

             Item 7. Certain Relationships and Related Transactions.

      As previously mentioned, the founders of HAT are interested persons in the Hydro-Air Founders, an entity created by the founders of HAT to determine the ultimate and phased distribution of shares issued and to be issued to HAT for its acquisition by this Issuer. Exhibit 6.3, the Founders Agreement, sets forth the terms and basis for the calculations, and identifies the individuals included in the class of Hydro-Air Founders.

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------

                                     Item 1.
           Market Price of and Dividends on Registrant's Common Equity
                            and Shareholder Matters.

      (a) Market Information. The Common Stock of this Issuer is quoted Over the Counter on the Bulletin Board ("OTCBB"). There was no substantial market activity before December 1998. Based upon standard reporting sources, the following information is provided:

==========================================================================================================
PERIOD             high bid         low bid           period            high bid          low bid
----------------------------------------------------------------------------------------------------------
4th 1997           15.50            13.50             2nd 1998          13.50             5.00
----------------------------------------------------------------------------------------------------------
1st 1998           15.50             5.00             3rd 1998          11.00             4.00
==========================================================================================================

      The foregoing price information is based upon inter-dealer prices without retail mark-up, markdown or commissions and may not reflect actual transactions.


      (b) Holders. There are approximately 225 shareholders of this Issuer.

      (c) Dividends. No cash dividends have been paid by the Company on its Common Stock or other Stock and no such payment is anticipated in the foreseeable future.

                           Item 2. Legal Proceedings.

      There are no legal, administrative or enforcement proceedings pending, anticipated or suspected, to which this Issuer is a party or which is expected to impact upon the Issuer or its Financial Statements.

             Item 3. Changes in and Disagreements with Accountants.

      None.

                Item 4. Recent Sales of Unregistered Securities.

       Immediately before the Reorganization of August 20, 1996, Taurus Enterprises, Inc. had 25,000,000 shares issued and outstanding in a single class of common equity voting stock, in two administrative Series: (1) Series 1 consisting of 25,000,000 issued to organizers on January 5, 1994; and (2) Series 2 consisting of 285,000 shares,issued during 1996 to investors pursuant to Rule
504. Pursuant to the Reorganization of that date, Salvage World, Inc. issued 25,285,000 shares to the shareholders of Taurus Enterprises, Inc. for all assets and capital stock of Taurus. Pursuant to the ARTICLES AND PLAN OF MERGER of August 1996 that the effect of this transaction was a change of situs from Delaware to Nevada. Designation of Series was for administrative and descriptive purposes only, there being only one class of common equity voting stock, and all shares thereof enjoying identical rights.

       On or about December 17, 1997, pursuant to shareholder approval, the Issuer effected "a proposal to Reverse Split the Common Stock of the Corporation 20 to 1; with the provision that no Shareholder owning 100 shares or more shall be reversed or reduced below 100 Shares". The result of this action was (1) that the (Series 1) 25,000,000 shares were revered to 1,250,000 shares; and (2) that the (Series 2) 451,260 shares were reduced to 22,562 shares. On or about the same time, December 17, 1997, the Issuer, also pursuant to shareholder approval, authorized two further issuances of common stock: (3)(4) a further 10,000,000 (post reverse) shares were offered, some pursuant to Rule 504 and some pursuant to Rule 505, and designated Series 3 and 4, respectively; and (5) shares were designated Series 5, for the acquisition of Hydro-Air Technology, Inc., pursuant to ss.4(2) of the Securities Act of 1933.

==========================================================================================================================
DATES             Shares               Description
==========================================================================================================================
--------------------------------------------------------------------------------------------------------------------------
12/31/94          1,250,000            Inception: Cash and Services
==========================================================================================================================
                  1,250,000            Total Issued during 1994-1995
==========================================================================================================================
--------------------------------------------------------------------------------------------------------------------------
 8/14/96             13,000            for cash at $0.10 for a total of $26,000.00
--------------------------------------------------------------------------------------------------------------------------
 8/14/96              8,312            for cash at $0.01 for a total of $251.00
--------------------------------------------------------------------------------------------------------------------------
10/29/96              1,250            for cash at $.00458 for a total of $762.00
--------------------------------------------------------------------------------------------------------------------------
12/31/96              5,949            (carried at par=$0.0001) for rounding adjustment in favor of existing shareholders, owning 100 shares or less
==========================================================================================================================
                     28,511            Total Issued during 1996 (Rule 504)
==========================================================================================================================
--------------------------------------------------------------------------------------------------------------------------
 1/98               170,400            Issued Phase One for Hydro-Air Technologies acquisition
                                       (ss.4[2])(Rule 145)
--------------------------------------------------------------------------------------------------------------------------
 1/98             3,250,000            for cash at $0.10 for a total of $325,000.00
                                       (Rule 504)
--------------------------------------------------------------------------------------------------------------------------
 1/98               125,000            for cash at $1.00 to investors pursuant to Rule 505, for a total of
                                       $125,000.00 (Rule 505)
--------------------------------------------------------------------------------------------------------------------------
 7/98-9/98        1,650,000            for cash at $0.10 to investors pursuant to Rule 504, for a total of
                                       $105,000.00 (Rule 504)
--------------------------------------------------------------------------------------------------------------------------
10/98               530,000            Issued Phase Two for Hydro-Air Technologies acquisition
                                       (ss.4[2])(Rule 145)
--------------------------------------------------------------------------------------------------------------------------
10/98             2,900,000            for cash at $0.10 for a total of $290,000.00 to investors (Rule 504)
--------------------------------------------------------------------------------------------------------------------------
11/98             2,000,000            for cash at $0.01 for a total of $20,000.00 ( Rule 504)
==========================================================================================================================
                 10,625,400            Total Issued during 1998
                ==========================================================================================================
                 11,903,911            TOTAL ISSUED AND OUTSTANDING through December 15, 1998
                ==========================================================================================================

      The final Phase Three Issuance for Hydro-Air Technologies acquisition (ss.4[2])(Rule 145) of approximately 7,345,400 shares is anticipated at close of 1998.

               Item 5. Indemnification of Officers and Directors.

      The Certificate of Incorporation of this Issuer provides for the following indemnity of Directors: that they "shall not be liable to either the corporation or its stockholders for monetary damages for breach of fiduciary duty unless the breach involves: (1) a directors duty of loyalty to the corporation or its stockholders; (2) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (3) liability for unlawful payments of dividends or unlawful stock purchases or redemption by the corporation; or (4) a transaction from which the director derived an improper personal benefit."

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------

(a) Selected Financial Data

================================================================================
                                   6/30/98            12/31/97          12/31/96
================================================================================
================================================================================
                                   $367,775             $500            $4,500
Total Assets
--------------------------------------------------------------------------------
                                        309              -0-               -0-
Revenues
--------------------------------------------------------------------------------
                                    481,818            4,000            24,013
Operating Expenses
--------------------------------------------------------------------------------

Net Earnings or (Loss)             (481,509)          (4,000)           (24,013)
--------------------------------------------------------------------------------
Per Share Earnings
  or (Loss)                           (.187)           (.003)             (.019)
--------------------------------------------------------------------------------
Weighted Average
 Common Shares                    2,537,911        1,250,000          1,254,352
  Outstanding
================================================================================

(2) Audited Financial Statements are provided as

Exhibit  F1  hereto:   Audited  Financial  Statements:   Solar  Energy  Limited:
Consolidated: June 30, 998, December 31, 1997 and 1996

Exhibit F2 hereto: Audited Financial Statements:  Hydro-Air Technologies,  Inc.:
Subsidiary: November 15, 1998, December 31, 1997 and 1996

--------------------------------------------------------------------------------
                                    PART III
--------------------------------------------------------------------------------

                           Item 1. Index to Exhibits.

                                  Exhibit Index

      Each Exhibit is filed under an Exhibit Cover-page, and indexed by the Exhibit Number, Description, and sequential page number of this Registration Statement. Exhibit Table References Numbers refer to the number assigned each category of documents by Part III of Form 1-A.

==========================================================================================================================
  Exhibit                               Table Category  /  Description of Exhibit                               Page
   Table                                                                                                       Number
     #
--------------------------------------------------------------------------------------------------------------------------
                              FINANCIAL STATEMENTS
--------------------------------------------------------------------------------------------------------------------------
    F-1       Audited Financial Statements: Solar Energy Limited: Consolidated:
              June 30, 998, December 31, 1997 and 1996
--------------------------------------------------------------------------------------------------------------------------
    F-2       Audited Financial Statements: Hydro-Air Technologies, Inc.: Subsidiary:
              June 30, 998, December 31, 1997 and 1996
--------------------------------------------------------------------------------------------------------------------------
               [2] Articles/Certificates of Incorporation, and By-Laws
--------------------------------------------------------------------------------------------------------------------------
    2.1       Certificate of Incorporation: Solar Energy Ltd.
--------------------------------------------------------------------------------------------------------------------------
    2.2       By-Laws of Solar Energy Ltd.
--------------------------------------------------------------------------------------------------------------------------
    2.3       Articles of Incorporation: Hydro-Air Technologies, Inc.
--------------------------------------------------------------------------------------------------------------------------
    2.4       By-Laws: Hydro-Air Technologies, Inc.
--------------------------------------------------------------------------------------------------------------------------
               [3] INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS
--------------------------------------------------------------------------------------------------------------------------
     3        Specimen Certificate: Class A Common Voting Equity Stock
--------------------------------------------------------------------------------------------------------------------------
                                [5] VOTING TRUST
--------------------------------------------------------------------------------------------------------------------------
     5        Voting Trust Agreement
--------------------------------------------------------------------------------------------------------------------------
                       [6] Material Contracts/Acquisition
--------------------------------------------------------------------------------------------------------------------------
    6.1       First Amendment to Offer to Purchase and Plan of Internal Funding and Share Release
              and Plan of Reorganization and Acquisition
--------------------------------------------------------------------------------------------------------------------------
    6.2       Stock Restriction Agreement
--------------------------------------------------------------------------------------------------------------------------
    6.3       Founders Agreement
==========================================================================================================================

                                   Signatures

      In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 15, 1998



-------------------------------              -----------------------------------
Dr. Melvin L. Prueitt                          Joel S. Dumaresq
Chairman/Director                              President/Director



-------------------------------              -----------------------------------
Norman Wareham                                 David M. Jones
Secretary/Treasurer/Director                   Director

--------------------------------------------------------------------------------

                                   Exhibit F-1

                          Audited Financial Statements:
                       Solar Energy Limited: Consolidated:
                    June 30, 998, December 31, 1997 and 1996

--------------------------------------------------------------------------------

                              Solar Energy Limited
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                        Consolidated Financial Statements
                    June 30, 1998, December 31, 1997 and 1996

                                 C O N T E N T S


Accountants' Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .3

Consolidated Balance Sheets . . . . . .  . . . . . . . . . . . . . . . . . . . 4

Consolidated Statements of Operations . . . . . . . . . . . . . . . . . . . . .5

Consolidated Statements of Stockholders' Equity . . . . . . . . . . . . . . .  6

Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . . . . .  7

Notes to the Consolidated  Financial Statements . . . . . . . . . . . . . . .  8

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Solar Energy Limited

We have audited the accompanying consolidated balance sheets of Solar Energy Limited (a Development Stage Company) as of June 30, 1998, December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Solar Energy Limited (a Development Stage Company) as of June 30, 1998, December 31, 1997 and 1996 and the results of its operations and cash flows for the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring operating losses and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Salt Lake City, Utah

September 10, 1998

                              Solar Energy Limited
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                           Consolidated Balance Sheets

                                                         Assets

                                                             June 30,                           December 31,
                                                              1998                  1997               1996

Current assets
   Cash                                                   $       266,595      $          -     $          3,500
   Tax refunds receivable                                           5,555                 -                 -
                                                          ---------------       --------------  ----------------

Total Current Assets                                              272,150                 -                 -
                                                          ---------------      ---------------  ----------------

Property & Equipment (Note 5)                                       9,351                 -                 -
                                                          ---------------      ---------------  ----------------

Other Assets
   Organization costs (Note 1)                                      1,857                  500             1,000
   Patent Costs (Note 6)                                            9,406                 -                 -
   Goodwill (Note 7)                                               75,011                 -                 -
                                                          ---------------      ---------------  ----------------

Total Other Assets                                                 86,274                  500             1,000
                                                          ---------------      ---------------  ----------------

      Total Assets                                        $       367,775      $           500  $          4,500
                                                          ===============      ===============  ================

                                       Liabilities and Stockholders' Equity

Current Liabilities
   Accounts payable                                               283,168                 -                 -
   Loan payable-related party (Note 8)                            100,000                 -                 -
   Accrued interest                                                15,616                 -                 -
                                                          ---------------      ---------------  ----------------
       Total Current Liabilities                                  398,784                 -                 -
                                                          ---------------      ---------------  ----------------

Stockholders' Equity
   Common Stock, authorized
      50,000,000 shares of $.0001 par value,
     issued and outstanding 4,823,911 and
     1,278,511 shares respectively                                    482                  128               128
   Additional Paid in Capital                                     479,031               29,385            29,385
   Deficit Accumulated During the
     Development Stage                                           (510,522)             (29,013)          (25,013)
                                                          ---------------      ---------------  ----------------

       Total Stockholders' Equity                                 (31,009)                 500             4,500
                                                          ---------------      ---------------  ----------------

Total Liabilities and Stockholders' Equity                $       367,775      $           500  $          4,500
                                                          ===============      ===============  ================

    The accompanying notes are an integral part of these financial statements

                              Solar Energy Limited
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                      Consolidated Statements of Operations


                                           For the
                                          Six Months                                                  Cumulative
                                            Ended             For the years ended December 31,           Total
                                           June 30,     -------------------------------------------      Since
                                            1998            1997         1996            1995          Inception
                                         ------------   ------------  -------------  --------------   -----------
Revenues:                                 $       -      $       -     $        -      $        -     $      -

Expenses:

   Amortization                                 9,942            500            500             500        11,942
   Bank Charges                                   284            -              -               -             284
   Bad Debt                                   225,000            -              -               -         225,000
   Consulting                                  11,675            -            2,218             -          13,893
   Filing fees                                    -              -              235             -             235
   Financial services                             -            3,500          8,540             -          12,040
   Interest Expense                            15,616            -              -               -          15,616
   Legal                                       30,879            -           12,500             -          43,379
   Notary                                         -              -               20             -              20
   Research & Development                     133,856            -              -               -         133,856
   Travel                                      54,566            -              -               -          54,566
                                         ------------   ------------  -------------  --------------   -----------

          Total Expenses                      481,818          4,000         24,013             500       510,831
                                         ------------   ------------  -------------  --------------   -----------

Other Income (Expenses)
   Interest Income                                309            -              -               -             309
                                         ------------   ------------  -------------  --------------   -----------

Net (Loss)                               $   (481,509)  $     (4,000) $     (24,013) $         (500)  $  (510,522)
                                         ============   ============  =============  ==============   ===========

Net Loss Per Share                       $      (.187)  $      (.003) $       (.019) $        (.000)  $     (.303)
                                         ============   ============  =============  ==============   ===========

Weighted average shares outstanding         2,573,911      1,250,000      1,254,352       1,250,000     1,683,925
                                         ============   ============  =============  ==============   ===========

    The accompanying notes are an integral part of these financial statements

                              Solar Energy Limited
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                 Consolidated Statement of Stockholders' Equity

                                                                                                 Deficit
                                                                                               Accumulated
                                                                              Additional        During the
                                                    Common Stock               paid-in         Development
                                               Shares           Amount         capital            Stage
                                             -----------      -----------     -----------      -----------

Balance at beginning of development
 stage - January 5, 1994                     $      --        $      --       $      --        $      --

Stock issued for organization cost             1,250,000              125           2,375             (500)

Net loss December 31, 1994
                                             -----------      -----------     -----------      -----------

Balance, December 31, 1994                     1,250,000              125           2,375             (500)

Net loss December 31, 1995                                                                            (500)
                                             -----------      -----------     -----------      -----------

Balance, December 31, 1995                     1,250,000              125           2,375           (1,000)

Shares issued for cash at $.10                    13,000                1          25,999             --

Shares issued for cash at $.00458                  8,312                1             761             --

Shares issued for cash at $.01                     1,250             --               251             --

Stock split rounding adjustment                    5,949                1              (1)            --

Net loss December 31, 1996                          --               --              --            (24,013)
                                             -----------      -----------     -----------      -----------

Balance, December 31, 1996                     1,278,511              128          29,385          (25,013)

Net loss December 31, 1997                          --               --              --             (4,000)
                                             -----------      -----------     -----------      -----------

Balance, December 31, 1997                     1,278,511              128          29,385          (29,013)

Shares issued for acquisition of
 Hydro-Air Technologies, Inc.                    170,400               17             (17)            --

Shares issued for cash at $.10 per share       3,250,000              325         324,675             --

Shares issued for cash at $1.0 per share         125,000               12         124,988             --

Net loss for the six months ended
 June 30, 1998                                      --               --              --           (481,509)
                                             -----------      -----------     -----------      -----------

Balance, June 30, 1998                         4,823,911      $       482     $   479,031      $  (510,522)
                                             ===========      ===========     ===========      ===========

    The accompanying notes are an integral part of these financial statements

                              Solar Energy Limited
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                      Consolidated Statement of Cash Flows

                                                                                                   January 5,
                                                                                                1994 (inception
                                        For the                                                     of the
                                       Six Months                                                 development
                                         Ended            For the years ended December 31,         stage) to
                                        June 30,      ---------------------------------------       June 30,
                                         1998           1997           1996           1995            1998
                                       ---------      ---------      ---------      ---------      ---------

Cash Flows form Operating
 Activities

     Net loss                          $(481,509)     $  (4,000)     $ (24,013)     $    (500)     $(510,522)
     Adjustments to reconcile
       net loss to net cash
       provided by operations
       (net of acquisition):
      Amortization/Depreciation            9,942            500            500            500         11,942
      Increase/Decrease in:
         Accounts receivable              (5,555)          --             --             --           (5,555)
         Accounts payable                274,747           --             --             --          274,747
         Accrued expenses                 15,616           --             --             --           15,616
                                       ---------      ---------      ---------      ---------      ---------

Net Cash Flows used in
 Operating Activities                   (186,759)        (3,500)       (23,513)          --         (213,772)
                                       ---------      ---------      ---------      ---------      ---------

Cash Flows from Investment
 Activities:
     Cash acquired from subsidiary       204,956           --             --             --          204,956
     Cash paid for Patent Costs           (1,602)          --             --             --           (1,602)
                                       ---------      ---------      ---------      ---------      ---------

Net Cash Used in Investing
 Activities                              203,354           --             --             --          203,354
                                       ---------      ---------      ---------      ---------      ---------

Cash Flows from Financing
 Activities:
     Issued common stock for cash        450,000           --           27,013           --          477,013
     Cash paid on advances by
       shareholders                     (200,000)          --             --             --         (200,000)
                                       ---------      ---------      ---------      ---------      ---------

Net Cash provided by Financing
   Activities                            250,000           --           27,013           --          277,013
                                       ---------      ---------      ---------      ---------      ---------

Net increase (decrease) in cash          266,595         (3)500          3,500           --          266,595

Cash, beginning of year                     --            3,500           --             --             --
                                       ---------      ---------      ---------      ---------      ---------

Cash, end of year                      $ 266,595      $    --        $   3,500      $    --        $ 266,595
                                       =========      =========      =========      =========      =========

Supplemental Cash Flow Information
   Cash Paid for:
Interest     $    --       $    --       $     --       $      --       $   --
Taxes        $    --       $    --       $     --       $      --       $   --

    The accompanying notes are an integral part of these financial statements

                              Solar Energy Limited
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                 Notes to The Consolidated Financial Statements
                    June 30, 1998, December 31, 1997 and 1996

NOTE 1 - Summary of Significant Accounting Policies

         a.  Organization

              Solar Energy Limited ("the Company") was incorporated as Taurus Enterprises, Inc. under the laws the State of Delaware on January 5, 1994. The Company was organized primarily for the purpose of operating a used automobile brokerage firm. The Company did not become operational and abandoned its attempts to establish the brokerage operation.

              In August of 1996 its shareholders decided to reactivate the Company, merge the Company with Salvage World, Inc., a private company, change the name to Salvage World, Inc. and reincorporate in the state of Nevada.

             On December 17, 1997 the Company merged with Solar Energy Limited (Solar) a Delaware corporation organized on July 24, 1997 and changed the name to Solar Energy Limited. The surviving corporation is the Delaware corporation and the authorized shares were changed to 50,000,000 par value $.0001. Solar's headquarters are located in Los Alamos, New Mexico.

              Effective January 1, 1998 the Company issued the initial 170,400 stock for the acquisition of 100% of Hydro-Air Technologies, Inc. (Hydro) a New Mexico corporation organized June 18, 1997. Hydro owns various rights to patented intellectual property called Hydro-Air Renewable Power System ("HARPS"), and has developed a prototype system to generate electricity from the evaporation of water. Hydro's headquarters are located in Los Alamos, New Mexico.

              The Company is in the development stage according to Financial Accounting Standards Board Statement No. 7 and is currently focusing its attention on raising capital in order to pursue its goals.

         b.  Accounting Method

              The Company recognizes income and expenses on the accrual basis of accounting.

         c.  Earnings (Loss) Per Share

              The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

         d.  Cash and Cash Equivalents

              The  Company   considers  all  highly  liquid   investments   with
         maturities of three months or less to be cash equivalents.


    The accompanying notes are an integral part of these financial statements

                              Solar Energy Limited
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    June 30, 1998, December 31, 1997 and 1996

NOTE 1 - Summary of Significant Accounting Policies (Continued)

         e.  Provision for Income Taxes

              No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $500,000 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2009. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

              Deferred tax assets and the valuation account is as follows at June 30, 1998 and December 31, 1997 and 1996.

                                       June 30,           December 31,
                                        1998          1997           1996
                                    ------------  -------------  -------------
         Deferred tax asset:
            NOL carrryforward       $    170,000  $       8,504   $     8,504
         Valuation allowance            (170,000)        (8,504)       (8,504)
                                    ------------  -------------  -------------
         Total                      $       -     $        -     $        -
                                    ============  =============  =============

         f.  Organization Costs

                   The Company incurred $2,500 of organization costs in 1994. These costs, which were paid by shareholders of the Company, were exchanged for 1,250,000 shares of common stock. Organization costs are being amortized on a straight line method over a 60 month period. These costs will be recovered only if, the Company is able to generate a positive cash flow from operations. Hydro incurred costs of $3,116 for their organization.

         g.  Use of estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets involve extensive reliance on management's estimates. Actual results could differ from those estimates.

         h.  Principles of Consolidation

              The Consolidated Financial Statements include the accounts of Solar Energy Limited and its wholly owned subsidiary Hydro-Air Technologies, Inc. All intercompany accounts and transactions have been eliminated in the consolidation.

NOTE 2 - Going Concern

              The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise sufficient funds to develop the next phase of the HARPS Technology and then begin to manufacture and market the HARPS Power system.

    The accompanying notes are an integral part of these financial statements

                              Solar Energy Limited
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    June 30, 1998, December 31, 1997 and 1996

NOTE 3 - Development Stage Company

              The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 4 - Stockholders' Equity Transactions

              Pursuant to the plan or reorganization and merger agreement dated August 20, 1996, the Company merged Taurus Enterprises, Inc. (a public company) with Salvage World, Inc. (a private company). The shareholders of Taurus returned their stock and received stock in the new combined entity named Salvage World, Inc. The Company changed the par value of its common stock from $.0001 to $.001.

              Pursuant to the merger agreement dated December 17, 1997, the Company merged with Solar Energy Limited and the shareholders of Salvage received shares in the new combined Solar entity. The Company then changed the par back to $.0001 and the new authorized capital became 50,000,000. The Board then authorized a 1 for 20 reverse stock split. These financial statements have been retroactively restated to reflect the split.

              The Company issued the initial 170,400 shares of stock to acquire 100% of the stock of Hydro-Air Technologies. The acquisition agreement between the Company and Hydro-Air Technologies provides an initial issuance of stock at the beginning of phase one, and additional issuances throughout the development process to arrive at no less than 4,000,000 shares or 40% of the outstanding stock. Because Hydro had a negative equity position goodwill was recorded and no value was assigned to the stock issued.

              The Company issued 3,250,000 shares of common stock in an exempt 504 offering at $.10 and raised $325,000 through June 30, 1998.

              The Company also issued 125,000 shares of common stock for $125,000 in a 505 exempt offering.

NOTE 5 - Property & Equipment

              Property and equipment consists of the following at June 30, 1998 and December 31, 1997:

                                                      June 30,      December 31,
                                                        1998            1997
                                                   -------------  --------------
         Office Equipment & Furniture                    $ 9,145         $  -
         Tools                                             1,539            -
                                                   -------------  --------------
                                                          10,684            -
         Accumulated Depreciation                         (1,333)           -
                                                   -------------  --------------
         Net Property & Equipment                        $ 9,351         $  -
                                                   =============  ==============

              Depreciation expense for the six months ended June 30, 1998 and December 31, 1997 is $1,007 and $0, respectively.


    The accompanying notes are an integral part of these financial statements

                              Solar Energy Limited
                         (formerly Salvage World, Inc.)
                          (a Development Stage Company)
                 Notes to the Consolidated Financial Statements
                    June 30, 1998, December 31, 1997 and 1996

NOTE 6 - Patent Costs

              The Company has incurred legal costs in connection with the Patent process which the Company has rights to, and has therefore capitalized those costs and is amortizing them over a five year period.

NOTE 7 - Goodwill

              The Company recorded Goodwill in connection with the acquisition of Hydro, due to the negative equity position of Hydro. A total of $83,346 was recorded upon acquisition and is being amortized over a 5 year period. The realization of this asset is contingent upon Hydro's ability to generate revenues from the HARPS process.

NOTE 8 - Loans Payable - Related Party

              FCIC a shareholder of the Company advanced $300,000 to the Company for phase one expense requirements. $200,000 has been paid back, leaving a $100,000 balance due at June 30, 1998. The advance is short term with an interest rate of 8%.

NOTE 9 - Commitments

              The founder of the HARPS technology has granted Hydro an exclusive license to develop, manufacture and market the same. For the license Hydro is committed to a 1% royalty on gross sales of the units and 1/2% royalty on the sale of the electrical power generated by any power plants owned by Hydro.

              The Company is committed to a two year operating lease for office space in Los Almos, New Mexico. Future minimum lease payments are as follows at June 30, 1998.

         1999                            $           27,600
         2000                                        27,600
                                         ------------------
         Total                           $           55,200
                                         ==================


    The accompanying notes are an integral part of these financial statements

--------------------------------------------------------------------------------

                                   Exhibit F-2

                          Audited Financial Statements:
                    Hydro-Air Technologies, Inc.: Subsidiary:
                    June 30, 998, December 31, 1997 and 1996

--------------------------------------------------------------------------------

                          Hydro-Air Technologies, Inc.
                          (a Development Stage Company)
                              Financial Statements
                       June 30, 1998 and December 31, 1997

                                 C O N T E N T S



Accountants' Report . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3

Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

Statements of Operations . . . . . . . . . . . . . . . . . . . . . . . . . .   5

Statements of Stockholders' Equity. . . . . . . . . . . . . . . . . . . . . .  6

Statements of Cash Flows  . . . . . . . . . . . . . . . . . . . . . . . . . .  7

Notes to the Financial Statements. . . . . . . . . . . . . . . . . . . . . . . 8

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Hydro-Air Technologies, Inc.

We have audited the accompanying balance sheets of Hydro-Air Technologies, Inc. (a Development Stage Company) as of June 30, 1998 and December 31, 1997 and the related statements of operations, stockholders' equity and cash flows for the six months ended June 30, 1998 and the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hydro-Air Technologies, Inc. (a Development Stage Company) as of June 30, 1998 and December 31, 1997 and the results of its operations and cash flows for the six months ended June 30, 1998 and the year ended December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring operating losses and is dependent upon financing to continue operations. These factors raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in the Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


Salt Lake City, Utah

August 19, 1998

                          Hydro-Air Technologies, Inc.
                          (a Development Stage Company)
                                 Balance Sheets

                                     Assets

                                                 June 30,        December 31,
                                              ---------------  ----------------
                                                   1998              1997
                                              ---------------  ----------------

Current assets
   Cash                                       $       229,600  $        204,956
   Tax refunds receivable                               5,555                37
                                              ---------------  ----------------

Total Current Assets                                  235,155           204,993
                                              ---------------  ----------------

Property & Equipment (Note 5)                           9,351            10,358
                                              ---------------  ----------------

Other Assets
   Organization costs (Note 1)                          1,608             1,357
   Patent Costs (Note 6)                                9,406             9,412
                                              ---------------  ----------------

Total Other Assets                                     11,014            10,769
                                              ---------------  ----------------

      Total Assets                            $       255,520  $        226,120
                                              ===============  ================

                      Liabilities and Stockholders' Equity

Current Liabilities
   Accounts payable                                     4,078             9,466
                                              ---------------  ----------------

       Total Current Liabilities                        4,078             9,466
                                              ---------------  ----------------

Stockholders' Equity
   Common Stock, authorized
      250,000 shares of no par value,
     issued and outstanding 125,000 shares            510,110           510,110
   Stock Subscriptions Receivable                     (30,000)         (200,000)
   Deficit Accumulated During the
     Development Stage                               (228,668)          (93,456)
                                              ---------------  ----------------

       Total Stockholders' Equity                     251,442           216,654
                                              ---------------  ----------------

Total Liabilities and Stockholders' Equity    $       255,520  $        226,120
                                              ===============  ================


    The accompanying notes are an integral part of these financial statements

                          Hydro-Air Technologies, Inc.
                          (a Development Stage Company)
                            Statements of Operations

                                           For the
                                          Six Months       For the       Cumulative
                                            Ended         Year ended        Total
                                           June 30,       December 31,      Since
                                             1998            1997         Inception
                                         -------------  --------------   -----------

Revenues:                                $        -     $         -      $      -

Expenses:

   Amortization                                  1,357           1,197         2,554
   Research & Development                      133,855          92,259       226,114
                                         -------------  --------------   -----------

          Total Expenses                       135,212          93,456       228,668
                                         -------------  --------------   -----------

Net (Loss)                               $    (135,212) $      (93,456)  $  (228,668)
                                         =============  ==============   ===========

Net Loss Per Share                       $       (1.08) $         (.75)  $     (1.83)
                                         =============  ==============   ===========

Weighted average shares outstanding            125,000         124,500       124,750
                                         =============  ==============   ===========

    The accompanying notes are an integral part of these financial statements

                          Hydro-Air Technologies, Inc.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity

                                                                          Deficit
                                                                        Accumulated
                                                                        During the
                                                   Common Stock         Development
                                              Shares         Amount        Stage
                                            ---------      ---------     ---------

Balance at inception - June 18, 1997        $    --        $    --       $    --

Stock issued for services                      99,000            110          --

Stock issued for cash and subscriptions        25,000        500,000          --

Shares issued for services                      1,000         10,000          --

Net loss December 31, 1997                                                 (93,456)
                                            ---------      ---------     ---------

Balance, December 31, 1997                    125,000        510,110       (93,456)

Net loss for the six months ended
 June 30, 1998                                   --             --        (135,212)
                                            ---------      ---------     ---------

Balance, June 30, 1998                        125,000      $ 510,110     $(228,668)
                                            =========      =========     =========


    The accompanying notes are an integral part of these financial statements

                          Hydro-Air Technologies, Inc.
                         (a Development Stage Company)
                            Statement of Cash Flows


                                            For the
                                           Six Months     For the    June 18, 1997
                                             Ended      Year ended  (inception) to
                                            June 30,    December 31,    June 30,
                                             1998           1997          1998
                                           ---------     ---------     ---------
Cash Flows form Operating
 Activities

     Net loss                              $(135,212)    $ (93,456)    $(228,668)
     Adjustments to reconcile
       net loss to net cash
       provided by operations
       stock issued for services                --          10,110        10,110
      Amortization/Depreciation                2,364         1,523         3,887
      Increase/Decrease in:
         Accounts receivable                  (5,518)           (3)       (5,556)
         Accounts payable                     (5,388)        9,466         4,078
                                           ---------     ---------     ---------

Net Cash Flows used in
 Operating Activities                       (143,754)      (72,395)     (216,149)
                                           ---------     ---------     ---------

Cash Flows from Investment
 Activities:
     Cash paid for organizational costs         --          (3,115)       (3,115)
     Cash paid for Patent Costs               (1,602)       (8,850)      (10,452)
     Cash paid for property & equipment         --         (10,684)      (10,684
---------------------------------------    ---------     ---------     ---------

Net Cash Used in Investing
 Activities                                   (1,602)      (22,649)      (24,251)
                                           ---------     ---------     ---------

Cash Flows from Financing
 Activities:
     Issued common stock for cash            170,000       300,000       470,000
                                           ---------     ---------     ---------

Net Cash provided by Financing
   Activities                                170,000       300,000       470,000
                                           ---------     ---------     ---------

Net increase (decrease) in cash               24,644       204,956       229,600

Cash, beginning of year                      204,956          --            --
                                           ---------     ---------     ---------

Cash, end of year                          $ 229,600     $ 204,956     $ 229,600
                                           =========     =========     =========

Supplemental Cash Flow Information
   Cash Paid for:
     Interest                              $    --       $    --       $    --
     Taxes                                 $    --       $    --       $    --

    The accompanying notes are an integral part of these financial statements

                          Hydro-Air Technologies, Inc.
                          (a Development Stage Company)
                        Notes to The Financial Statements
                       June 30, 1998 and December 31, 1997

NOTE 1 - Summary of Significant Accounting Policies

         a.  Organization

              Hydro-Air Technologies, Inc. ("the Company") was incorporated under the laws the State of New Mexico on June 18, 1997. The Company owns various rights to patented intellectual property called Hydro-Air Renewable Power System ("HARPS"), and has developed a prototype system to generate electricity from the evaporation of water. The Company's headquarters are located in Los Alamos, New Mexico.

              Effective January 1, 1998 the Company became a wholly owned subsidiary of Solar Energy Limited, a Delaware corporation, through a share for share exchange.

              The Company is in the development stage according to Financial Accounting Standards Board Statement No. 7 and is currently focusing its attention on the continued development of the HARPS system.

         b.  Accounting Method

              The Company recognizes income and expenses on the accrual basis of accounting.

         c.  Earnings (Loss) Per Share

              The computation of earnings per share of common stock is based on the weighted average number of shares outstanding at the date of the financial statements.

         d.  Cash and Cash Equivalents

              The  Company   considers  all  highly  liquid   investments   with
         maturities of three months or less to be cash equivalents.

         e.  Provision for Income Taxes

              No provision for income taxes has been recorded due to net operating loss carryforwards totaling approximately $225,000 that will be offset against future taxable income. These NOL carryforwards begin to expire in the year 2013. No tax benefit has been reported in the financial statements because the Company believes there is a 50% or greater chance the carryforward will expire unused.

              Deferred tax assets and the valuation account is as follows at June 30, 1998 and December 31, 1997:

                                              June 30,      December 31,
                                               1998            1997
                                           -------------  --------------
           Deferred tax asset:
              NOL carrryforward                  $76,500       $  31,700
           Valuation allowance                   (7),500         (31)700
                                           -------------  --------------
           Total                           $        -     $         -
                                           =============  ==============

    The accompanying notes are an integral part of these financial statements

                          Hydro-Air Technologies, Inc.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                    June 30, 1998, December 31, 1997 and 1996

NOTE 1 - Summary of Significant Accounting Policies (Continued)

         f.  Organization Costs

                   The Company incurred $3,115 of organization costs in 1997. These costs are being amortized on a straight line method over a 60 month period and will be recovered only if, the Company is able to generate a positive cash flow from operations.

         g.  Use of estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 2 - Going Concern

              The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has had recurring operating losses for the past several years and is dependent upon financing to continue operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. It is management's plan to raise sufficient funds to develop the next phase of the HARPS Technology and then begin to manufacture and market the HARPS Power system.

NOTE 3 - Development Stage Company

              The Company is a development stage company as defined in Financial Accounting Standards Board Statement No. 7. It is concentrating substantially all of its efforts in raising capital and developing its business operations in order to generate significant revenues.

NOTE 4 - Stockholders' Equity Transactions

             The Company issued 99,000 shares of stock to the organizers of the Company valued at $110. Then in July 1997 the Company issued 25,000 shares for cash and subscriptions totaling $500,000. Cash of $300,000 was received by December 31, 1997 and a total of $470,000 by June 30, 1998.

              In December 1997, the Company issued 1,000 shares for services valued at $10,000.

              The Company's shareholders received the initial 170,400 shares of Solar Energy Limited for the surrender of their stock. The acquisition agreement between the Company and Solar Energy Limited provides an initial issuance of stock at the beginning of phase one, and additional issuances throughout the development process to arrive at no less than 4,000,000 shares or 40% of the outstanding stock of Solar.


    The accompanying notes are an integral part of these financial statements

                          Hydro-Air Technologies, Inc.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                    June 30, 1998, December 31, 1997 and 1996

NOTE 5 - Property & Equipment

              Property and equipment consists of the following at June 30, 1998 and December 31, 1997:

                                   June 30,     December 31,
                                    1998           1997
                                  --------       --------
Office Equipment & Furniture      $  9,145       $  9,145
Tools                                1,539          1,539
                                  --------       --------
                                    10,684         10,684
Accumulated Depreciation            (1,333)          (326)
                                  --------       --------

Net Property & Equipment          $  9,351       $ 10,358
                                  ========       ========

              Depreciation expense for the six months ended June 30, 1998 and December 31, 1997 is $1,007 and $326, respectively.

NOTE 6 - Patent Costs

              The Company has incurred legal costs in connection with the Patent process which the Company has rights to, and has therefore capitalized those costs and is amortizing them over a five year period.

NOTE 7 - Commitments

              The founder of the HARPS technology has granted the Company an exclusive license to develop, manufacture and market the same. For the license the Company is committed to a 1% royalty on gross sales of the units and 1/2% royalty on the sale of the electrical power generated by any power plants owned by the Company.

              The Company is committed to a two year operating lease for office space in Los Almos, New Mexico. Future minimum lease payments are as follows at June 30, 1998.

         1999                            $              27,600
         2000                                           27,600
                                         ---------------------
         Total                           $              55,200
                                         =====================


    The accompanying notes are an integral part of these financial statements